Exhibit 99.1

ESSA Completes US$21 Million Equity Offering

HOUSTON and VANCOUVER, Jan. 9, 2018 /CNW/ - ESSA Pharma Inc. (TSXV: EPI; NASDAQ: EPIX) ("ESSA" or the "Company") announced today that, further to its previously announced offering of equity securities, it has closed an initial US$20,325,000 brokered equity offering (the "Offering") and a concurrent US$675,000 non-brokered private placement (the "Private Placement") for aggregate gross proceeds of US$21 million.

Pursuant to the Offering, ESSA issued 68,545,000 common shares of the Company ("Common Shares") and 33,080,000 pre-funded common share purchase warrants of the Company ("Warrants", and together with the Common Shares, the "Securities") each at a price of US$0.20 per Security (the "Offering Price") for aggregate gross proceeds of US$20,325,000.  Each Warrant entitles the holder thereof to acquire, for a nominal exercise price, one common share in the capital of the Company (each, a "Warrant Share") until 4:30 p.m. (Toronto time) on the date that is 60 months following its date of issuance.

Pursuant to the Concurrent Private Placement, the Company issued 3,375,000 Common Shares at the Offering Price to certain directors of the Company for additional aggregate gross proceeds of US$675,000. All securities issued in connection with the Concurrent Private Placement are subject to a prescribed four month plus one day hold period from the date of issuance, and no finders' fee or commission was paid in respect of the Common Shares issued under the Concurrent Private Placement.

The Company expects to close an additional US$4 million worth of Securities under the Offering on or about January 16, 2018, for total gross proceeds of US$25 million under the Offering and Concurrent Private Placement.

The Securities were issued pursuant to the terms and conditions of a second amended and restated agency agreement dated January 5, 2018 between the Company and a Canadian agent as the Company's sole agent for the Offering in Canada, with an exclusive U.S. placement agent being part of the selling group. The selling group was: (a) paid a cash commission equal to 7.0% of the gross proceeds of the Offering (except in respect of Common Shares and Warrants issued in certain circumstances to specified purchasers, in which case the cash commission was reduced to 3.5%); and (b) issued broker warrants (the "Broker Warrants") representing 5.0% of the aggregate number of Common Shares and Warrants issued and sold under the Offering. No Broker Warrants were issuable with respect to any Common Shares or Warrants purchased under the Offering in certain circumstances to specified purchasers. Each Broker Warrant entitles the holder thereof to acquire one common share of the Company (a "Broker Warrant Share") at the Offering Price for a period of 60 months following its date of issuance.

The Company intends to use the net proceeds of the Offering and Concurrent Private Placement primarily to continue the ongoing preclinical development of the Company's next-generation Aniten compounds. The net proceeds will also be used for the interest and principal payments on the Company's outstanding debt and for working capital and general corporate purposes.

The Offering was completed in each of the provinces of British Columbia, Alberta and Ontario by way of a second amended and restated prospectus supplement dated January 5, 2018 to ESSA's base shelf prospectus dated December 22, 2015 and elsewhere on a private placement basis.

The issuance of the Common Shares under the Concurrent Private Placement constitutes a related-party transaction under Multilateral Instrument 61-101 - Protection  of Minority Security Holders in Special Transactions ("MI 61-101"). These transactions are exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to nor the consideration paid by such persons would exceed 25.0% of the Company's market capitalization.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons," as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account of benefit of, persons in the United States or U.S. Persons.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the the intended use of proceeds of the Offering and the Concurrent Private Placement and the expected closing date of an additional US$4 million worth of Securities under the Offering.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ESSA Pharma Inc

View original content with multimedia: http://www.newswire.ca/en/releases/archive/January2018/09/c1622.html

%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 08:43e 09-JAN-18